UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant	Zeo Energy Corp.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	7625 Little Rd. Suite 200A
City, State and Zip Code	New Port Richey, FL 34654

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zeo Energy Corp. (the “Company”) is unable to file its Form 10-Q for the quarterly period ended September 30, 2024 within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

As reported in the Company’s Item 4.02 Current Report on Form 8-K (the “Non-Reliance 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2024, the Audit Committee of the Company, after consultation with the Company’s management, who consulted with the Company’s independent registered public accounting firm, Grant Thornton LLP, concluded that (i) the Company’s audited financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operation and unaudited pro forma combined financial information for the fiscal years ended December 31, 2023 and 2022 included in the Company’s Form 8-K, as filed with SEC on March 20, 2024, as amended on March 25, 2024 and August 19, 2024 (the “Form 8-K”), (ii) the Company’s unaudited interim financial statements for three months ended March 31, 2024 included in the Quarterly Report on Form 10-Q/A, as filed with the SEC on August 19, 2024 (the “Q1 10-Q”), (iii) the Company’s unaudited interim financial statements for three and six months ended June 30, 2024 included in the Quarterly Report on Form 10-Q, as filed with the SEC on August 19, 2024 (the “Q2 10-Q”, and together with the Q1 10-Q, the “10-Qs”), and (iv) the financial statements noted in items (i) through (iii) above included in the Company’s Registration Statement on Form S-1, as amended, which was declared effective by the SEC on October 1, 2024, should no longer be relied upon due to certain misstatements described in the Non-Reliance 8-K.

The Company intends to correct such misstatements in amendments to (i) the Form 8-K (the “Amended Form 8-K”), (ii) the 10-Qs (the “Amended Form 10-Qs”), and (iii) the Form S-1/A. The Company expects to file with the SEC the Amended Form 8-K and the Amended Form 10-Qs on or prior to Tuesday, November 19, 2024.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Cannon Holbrook	(727)	375-9375
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

__________________________________________________________________________ ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

__________________________________________________________________________ ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following changes are anticipated to the Company’s results of operations for the three months ended September 30, 2024 as compared to the corresponding period for the last fiscal year:

●	Revenue, net decreased from approximately $37,894,166 for the three months ended September 30, 2023 to approximately $19,350,961 for the three months ended September 30, 2024.

●	Cost of goods sold decreased from approximately $20,663,405 for the three months ended September 30, 2023 to approximately $9,065,790 for the three months ended September 30, 2024.

●	Sales and marketing expense decreased from approximately $9,051,916 for the three months ended September 30, 2023 to approximately $5,906,630 for the three months ended September 30, 2024.

●	General and administrative expense increased from approximately $3,693,550 for the three months ended September 30, 2023 to approximately $6,001,703 for the three months ended September 30, 2024.

●	Total operating expenses decreased from approximately $33,933,332 for the three months ended September 30, 2023 to approximately $21,449,341 for the three months ended September 30, 2024.

●	Income from operations decreased from approximately $3,960,834 for the three months ended September 30, 2023 to approximately $(2,098,380) for the three months ended September 30, 2024.

●	Net income before taxes decreased from approximately $3,969,689 for the three months ended September 30, 2023 to approximately $(2,034,896) for the three months ended September 30, 2024.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

Zeo Energy Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	By:	/s/ Cannon Holbrook
Cannon Holbrook
Chief Financial Officer

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